Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,” the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater approves implementation of the Keliber project and begins the construction of the
Kokkola lithium hydroxide refinery
Johannesburg, 28 November 2022. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that, subsequent to securing an effective controlling interest of approximately 85% in Keliber Oy (Keliber) as announced on 3 October 2022, the Board of Sibanye-Stillwater has approved capital expenditure of €588m for the Keliber lithium hydroxide project (Keliber project), beginning with the construction of the Kokkola lithium hydroxide refinery (the Kokkola refinery). The Kokkola refinery will be located at the Kokkola industrial park in
Finland, a world-class industrial and logistics hub, strategically positioned to supply the growing European battery sector.
The construction of the Kokkola refinery marks the first phase in the development of Keliber’s wholly owned, advanced, Keliber project, located in the Central Ostrobothnia region of Finland, one of the most significant lithium-bearing areas in Europe.
Four initial open cast and three underground, highly mechanised mining operations, (primarily Syväjärvi and
Rapasaari, with Emmes, Outovesi, and Länttä towards the end of the project life), situated across three municipalities (Kaustinen, Kokkola and Kronoby), are planned to supply ore to the Päiväneva concentrator which will be situated close to the Rapasaari mine. Concentrate produced at the Päiväneva concentrator is planned to be trucked approximately 66 kilometers to the Kokkola refinery. The Kokkola refinery is forecast to produce an average of 15,000 tonnes of battery grade lithium hydroxide monohydrate per year (as per the DFS below).
A definitive feasibility study (DFS) completed by Keliber in February 2022 and updated in October 2022 confirmed the robust economics of the Keliber project at hydroxide prices significantly lower than the average prevailing spot prices over the last 12 months. Open pit and underground ore reserves* of 12.7 million tonnes (0.92% Li2O)
and mineral resources* of 17 million tonnes (1.02% Li2O), support an estimated life-of-mine of 16 years at a forecast average milling rate of approximately 800,000 tonnes per annum. The DFS assumed average life-of-mine operating costs of €6,751/tonne of lithium hydroxide and project capital (adjusted for inflation to October 2022)
of approximately €588 million. The DFS forecast a 20% post tax internal rate of return (IRR) and a post-tax net present value (NPV) of €887 million (real 2022 terms) for the Keliber project, assuming an 8% discount rate, an average lithium hydroxide price of US$26,034/tonne and an average exchange rate of €/US$ 1.10. Assuming SFA
Oxford’s long term forecast lithium hydroxide price of US$37,000/tonne, 42% higher than assumed for the DFS, the
NPV of the Keliber project increases by 94% to €1.72 billion (real 2022 terms) at a 27% post tax IRR.
Note: All cost and capital quoted at October 2022 real terms.
*Open pit and underground mineral resources and ore reserves declared by Keliber Oy as at October 2022 estimated according to the JORC 2012 code. These will be reviewed for SAMREC and SEC compliance as part of Sibanye-Stillwater’s 2022 annual declarations
Keliber is well capitalised following the injection of approximately €146 million through the issue of new Keliber shares to Sibanye-Stillwater in terms of Sibanye-Stillwater exercising its pre-emptive right to increase its stake in
Keliber from 30.29% to 50% plus 1 share.

A further capital raise by Keliber is anticipated to close at the end of January 2023, to raise approximately €104 million (as announced on 3 October 2022) which will complete the equity requirements for project capital.
Sibanye-Stillwater plans to underwrite the capital raise, with Sibanye-Stillwater’s contribution dependent on the extent to which the Finnish Minerals Group participates in the capital raise. The balance of the project capital is expected to comprise conventional debt, and facilities are currently under discussion with third party lenders to raise a minimum of €250 million of debt to fully fund construction of the project.

Construction of the Päiväneva concentrator and the initial two open pit mines, the Syväjärvi mine followed by the flagship Rapasaari mine will commence once all the environmental permits are received. The Syväjärvi mine is fully permitted, while the environmental permits at the Rapasaari mine and the Päiväneva concentrator are currently outstanding. Should the Kokkola refinery be completed ahead of the permitting of the mines and concentrator, the Kokkola refinery will be able to profitably beneficiate third party spodumene until such time as it can feed its own mines’ supply. Keliber has engaged with third parties to supply spodumene concentrate to the Kokkola refinery should the permitting of the Rapasaari mine and the Päiväneva concentrator be delayed, and extensive work and analysis has been completed to ensure the feasibility of the Kokkola refinery as a standalone operation.

Construction of the Kokkola refinery, which is the longest lead time component of the Keliber project, will ensure optimal scheduling of the other key project components, ensuring the timeous ramp up of the project to deliver into and capitalise on forecast looming lithium deficits and elevated lithium prices.

The approval of the Kokkola refinery follows Sibanye-Stillwater increasing its shareholding in Keliber to a controlling
84.96% and the consolidation of the Keliber shareholder register from 114 to 10 shareholders (Finnish Minerals
Group 14%; minorities 1%), enabling Sibanye-Stillwater to act decisively and fast-track the Keliber project.

The commencement of construction of the Kokkola refinery will deliver significant benefits for the Finland fiscus and regional stakeholders, with meaningful local investment and support for regional suppliers. Keliber will employ around 300 people (including contractors) at steady state with around 500 people involved in the construction phase, approximately half of them at the Kokkola refinery.
The selected technology solution is provided by global leaders Metso Outotec and FLSmidth. Keliber’s lithium hydroxide production is based on soda leaching technology, which is expected to be more energy efficient with a lower environmental impact than alternative processes. Energy sources will primarily include steam, natural gas and hydro power electricity, which contributes to Keliber’s relatively low CO2 emissions in comparison with current global lithium hydroxide production benchmarks. Circulated process water will account for about 80 per cent of the plant’s total process water consumption. The side stream created in the process, analcime sand, can potentially be used in construction, primarily in the expansion of the Kokkola harbour.
Keliber is emerging as a scalable district opportunity and Sibanye-Stillwater is committing further exploration capital with the aim of extending the resource potential of the area.

Neal Froneman, CEO of Sibanye-Stillwater said “We are delighted to advance and grow our presence in the
European battery metals industry through Keliber, which we expect will be the first fully integrated European lithium hydroxide producer supplying the European market and is expected to have one of the lowest carbon emission footprints in the industry. We look forward to working with all stakeholders to deliver this exceptional project which will contribute to the Finnish battery metals ecosystem as well as to the growth of our unique portfolio of green metals that reverse climate change.”

The virtual presentation will take place today, Monday 28 November 2022 at 14:00 CAT (07:00 EST / 06:00
MDT). The presentation will be shared via webcast
(
https://78449.themediaframe.com/links/sibanye221128.html) and on a conference call
(
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=7520975&linkS
ecurityString=10700d3c45). The full presentation which contains more information will also be available at
https://www.sibanyestillwater.com/news-investors/presentations/2022/.
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
YouTube: www.youtube.com/channel/UCl9UZT87nncSvSvJ8i7az8Q

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-
looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining;
the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage;
any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis
and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission, including the Integrated Annual Report and the Annual Report on Form 20-F.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

KELIBER FORWARDLOOKING NUMBERS AND DECLARATION

Note that numbers shared are based on the Keliber Oy team’s studies, standards and guidelines prior to the integration into the
Sibanye-Stillwater Group and are subject to change in future.

NON-IFRS MEASURES

The information contained in this announcement may contain certain non-IFRS measures, including adjusted EBITDA, AISC and AIC.
These measures may not be comparable to similarly titled measures used by other companies and are not measures of Sibanye-
Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort.

WEBSITES
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.